SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                              SCHEDULE 14D-9/A-7
                               (Amendment No. 8)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           ------------------------
                           CHATEAU PROPERTIES, INC.
                           (NAME OF SUBJECT COMPANY)
                           CHATEAU PROPERTIES, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)
                           ------------------------
                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   161739 10
                      (CUSIP NUMBER OF CLASS SECURITIES)
                           ------------------------
                                 C. G. Kellogg
                     President and Chief Executive Officer
                           Chateau Properties, Inc.
                                19500 Hall Road
                          Clinton Township, MI 48038
                                (810) 286-3600

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
            TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                          PERSON(S) FILING STATEMENT)

                                  COPIES TO:

                          Arthur Fleischer, Jr., Esq.
                              Peter Golden, Esq.
                   Fried, Frank, Harris, Shriver & Jacobson
                              One New York Plaza
                           New York, New York 10004
                                (212) 859-8000

                          Henry J. Brennan, III, Esq.
                            Charles W. Royer, Esq.
                             Timmis & Inman L.L.P.
                               300 Talon Centre
                               Detroit, MI 48207
                                (313) 396-4200

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        This Amendment No. 8 (the "Final Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") originally filed with the Securities and Exchange Commission (the "SEC") on September 18, 1996 by Chateau Properties, Inc., a Maryland corporation (the "Company"), relating to the offer by MHC Operating
Limited Partnership, an Illinois limited partnership ("MHC OP"), the sole general partner of which is Manufactured Home Communities, Inc., a Maryland corporation ("MHC"), to purchase all outstanding shares of common stock, $.01 par value per share (the "Shares"), of the Company, at a price of $26.00 per Share, net to the seller in cash. Capitalized terms used but not defined herein have the meanings previously set forth in the Schedule 14D-9.


1.       ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         (a) The ninth paragraph under Item 4(a) is hereby amended and restated in its entirety as follows:

                  After Sun's announcement, MHC issued a press release on August 23, 1996 in which it reiterated its commitment to consummating a transaction with the Company and indicated that it was willing to negotiate a tax-free transaction with the Company's Board of Directors.

         (b)  The following is hereby added as the third to last paragraph of
Item 4(a):

                  The Merger Agreement contains restrictions (subject to certain exceptions) on the Company's ability to solicit acquisition proposals, negotiate with third parties regarding acquisition proposals and to provide non-public information to third parties. The relevant provisions are:

         "Section 5.6 No Solicitation of Transactions. Subject to Section 7.1, each of Chateau and ROC shall not directly or indirectly, through any officer, director, employee, agent, investment banker, financial advisor, attorney, accountant, broker, finder or other representative, initiate or solicit (including by way of furnishing nonpublic information or assistance (any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined below), or authorize or permit any of its officers, directors, employees or agents, attorneys, investment bankers, financial advisors, accountants, brokers, finders or other representatives to take any such action. Each of Chateau and ROC shall notify the other in writing (as promptly as practicable) of all of the relevant details relating to all inquiries and proposals which it or any of its Subsidiaries or any such officer, director, employee, agent, investment banker, financial advisor, attorney, accountant, broker, finder or other representative may receive relating to any of such matters and if such inquiry or proposal is in writing, each of Chateau and ROC shall deliver to the other a copy of such inquiry or proposal. For purposes of this Agreement, "Competing Transaction" shall mean any of the following (other than the Transactions contemplated by this Agreement): (i) any merger, consolidation, share exchange, business combination, or similar transaction involving Chateau (or any of its Subsidiaries) or ROC (or any of


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         its Subsidiaries), as the case may be; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 30% or more of the assets of Chateau and its Subsidiaries taken as a whole or ROC and its Subsidiaries taken as a whole, as the case may be, in a single transaction or series of related transactions, excluding any bona fide financing transactions which do not, individually or in the aggregate, have as a purpose or effect the sale or transfer of control of such assets; (iii) any tender offer or exchange offer for 30% or more of the outstanding shares of capital stock of Chateau (or any of its Subsidiaries) or ROC (or any of its Subsidiaries) or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcements or a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing."

                  "Section 7.1 Board Actions. Notwithstanding Section 5.7 or any other provision of this Agreement to the contrary, to the extent required by the fiduciary obligations of the Board of Directors of either Chateau or ROC, as determined in good faith based on the advice of outside counsel, either Chateau or ROC may:

                (a) disclose to its stockholders and OP Unit holders any information required to be disclosed under applicable law;

                (b) in response to an unsolicited request therefore, participate in discussions or negotiations with, or furnish information with respect to itself pursuant to a confidentiality agreement no less favorable to itself than the Confidentiality Agreement (as determined by its outside counsel) to, any person in connection with a Competing Transaction proposed by such person; and

                (c) approve or recommend (and in connection therewith withdraw or modify its approval or recommendation of (i) for ROC, this Agreement and the Merger and (ii) for Chateau, the issuance of the Merger Consideration to the ROC stockholders in the Merger) a Superior Competing Transaction (as defined below) or enter into an agreement with respect to such Superior Competing Transaction (for purposes of this Agreement, "Superior Competing Transaction" means a bona fide proposal of a Competing Transaction made by a third party which a majority of the members of the Board of Directors of Chateau or ROC, as the case may be, determines in good faith (based on the advice of its investment banking firm) to be more favorable to its stockholders than the Merger, as the case may be.


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         Reference is hereby made to the Merger Agreement, which has been filed as Exhibit 99.6 to the Schedule 14D-9.

         (c) Paragraphs (iii), (iv) and (vi) under Item 4(b) are hereby amended and restated in their entirety as follows:

                  (iii) The opinion of Goldman, Sachs & Co. ("Goldman Sachs") that, based upon and subject to certain assumptions, as of September 17, 1996 the exchange ratio pursuant to the ROC Merger Agreement is fair to the Company. The opinion does not address the relative merits of the ROC Merger as compared to any alternative business transaction that might be available to the Company. A copy of the written opinion dated September 17, 1996 of Goldman Sachs delivered to the Board which sets forth the assumptions made (including, but not limited to, the assumption that, based on certain representations made by the Company's management, the tax effects to the Company and the holders of Shares, if any, resulting from the transactions contemplated by the Merger Agreement would be immaterial), procedures followed, matters considered and limits on its review is attached as Annex A to this Schedule 14D-9/A and is incorporated by reference. THE FULL TEXT OF SUCH OPINION SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT.

                   (iv) The opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") that, based upon and subject to certain assumptions, as of September 17, 1996, the proposed consideration to be paid by the Company in the ROC Merger is fair to the Company and its shareholders (other than ROC and its affiliates) from a financial point of view. The opinion does not address the relative merits of the ROC Merger as compared with any other business plan or opportunity that might be presented to the Company, including alternative business combinations with third parties, or the effect of any other arrangement in which the Company might engage. A copy of the written opinion dated September 17, 1996 of Merrill Lynch delivered to the Board which sets forth the assumptions made (including, but not limited to, the assumption that, based certain representations made by the Company's management, the tax effects to the Company and the holders of Shares, if any, resulting from the transactions contemplated by the Merger Agreement would be immaterial), procedures followed, matters considered and limits on its review is attached as Annex B to this Schedule 14D-9/A and is incorporated by reference. THE FULL TEXT OF SUCH OPINION SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT.


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                   (vi)(a) The oral opinion of Goldman Sachs, co-financial
         advisor to the Company, after reviewing with the Board of Directors certain financial criteria customarily used in assessing an offer, that the MHC Offer is inadequate.

                  GOLDMAN SACHS' OPINION WAS GIVEN TO THE CHATEAU BOARD AND ADDRESSED ONLY THE ADEQUACY OF THE MHC OFFER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY CHATEAU STOCKHOLDER AS TO WHETHER OR NOT SUCH STOCKHOLDER SHOULD TENDER INTO THE MHC OFFER.

                  In connection with the opinions referred to in paragraph
         (iii) above and this paragraph (vi)(a), Goldman Sachs reviewed, among other things, the ROC Merger Agreement; the MHC Offer; Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 1995 of the Company and ROC; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and ROC; certain other communications from the Company and ROC to their respective stockholders; and certain internal financial analyses and forecasts for the Company and ROC prepared by the respective managements of the Company and ROC and certain cost synergies and revenue enhancements expected to be achieved as a result of the ROC Merger. Goldman Sachs also held discussions with members of the senior management of the Company and ROC regarding the past and current business operations, financial condition and future prospects of their respective companies, including the future prospects of the Combined Company after the ROC Merger. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares and the ROC common stock, compared certain financial and stock market information for the Company and ROC with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations among real estate investment trusts, and performed such other studies and analyses as Goldman Sachs considered appropriate.

                  Goldman Sachs assumed, with the Company's consent, that the Stock Dividend will be declared and paid and any ROC common stock issued in a cash transaction will be issued as permitted by Section 4.1(b)(iv) of the ROC Merger Agreement.

                  Goldman Sachs relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it for purposes of its opinion. In that regard, Goldman Sachs

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
         assumed, with the Company's consent, that the forecasts referred to in the preceding paragraph had been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the managements of the Company and ROC, as the case may be, and that such forecasts will be realized in the amounts and at the times contemplated thereby. Also in that regard, based on certain representations made by the Company's management, Goldman Sachs assumed that the tax effects to the Company and the holders of Shares, if any, resulting from the transactions contemplated by the ROC Merger Agreement would be immaterial. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of the Company or ROC or any of their respective subsidiaries, and Goldman Sachs was not furnished with any such evaluation or appraisals. Goldman Sachs' opinion as to fairness does not address the relative merits of the ROC Merger as compared to any alternative business transactions that might be available to the Company.

                  The preparation of an opinion as to fairness or adequacy is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth below, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its adequacy determination, Goldman Sachs considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is identical to the Company or ROC or the Company and MHC or the contemplated transactions. The analyses were prepared solely for purposes of Goldman Sachs' providing its opinion to the Company's Board as to the fairness of the Exchange Ratio pursuant to the ROC Merger Agreement to the Company and as to the adequacy of the MHC Offer and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company or its advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

                  As described above, Goldman Sachs' opinions to the Company's Board were two of many factors taken into consideration by the Company's Board, in making its determination to reject the MHC Offer and to approve the ROC Merger Agreement.



                                      -5-

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               (b)  the oral opinion of Merrill Lynch, co-financial advisor to the Company, after reviewing with the Board of Directors certain financial criteria customarily used in assessing an offer, that the MHC Offer is inadequate from a financial point of view.

                  MERRILL LYNCH'S OPINION WAS GIVEN TO THE CHATEAU BOARD AND ADDRESSED ONLY THE ADEQUACY FROM A FINANCIAL POINT OF VIEW OF THE MHC OFFER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY CHATEAU STOCKHOLDER AS TO WHETHER OR NOT SUCH STOCKHOLDER SHOULD TENDER INTO THE MHC OFFER.

                  In connection with the opinions referred to in paragraph
         (iv) above and this paragraph (vi)(b), Merrill Lynch, among other things: (i) reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1995 and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1996 and June 30, 1996; (ii) reviewed ROC's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1995 and MHC's Forms 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1996 and June 30, 1996; (iii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company and ROC, furnished to it by the Company and ROC, respectively; (iv) conducted discussions with members of senior management of the Company and ROC concerning their respective businesses and prospects; (v) reviewed the historical market prices and trading activity of the Shares and the ROC common stock and compared them with that of certain publicly traded companies which Merrill Lynch deemed to be reasonably similar to the Company and ROC; (vi) compared the results of operations of the Company and ROC with that of certain companies which Merrill Lynch deemed to be reasonably similar to the Company and ROC, respectively; (vii) reviewed the ROC Merger Agreement and the MHC Offer and (viii) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Merrill Lynch deemed necessary.

                  In preparing its opinions, Merrill Lynch relied on the accuracy and completeness of all information supplied or otherwise made available to it by the Company and ROC, and did not independently verify such information or undertake an independent appraisal or valuation of the assets


                                      -6-
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         of the Company or ROC. With respect to the financial forecasts furnished by the Company and ROC, Merrill Lynch relied upon, without independent investigation, the estimates of the Company's and ROC's management. In addition, Merrill Lynch assumed that the financial forecasts furnished to it by the Company and ROC had been reasonably prepared and reflected the best currently available estimates and judgment of the Company's and ROC's management as to the expected future financial performance of the Company or ROC, as the case may be. Also in that regard, based on certain representations of the Company's management that were incorporated into such financial forecasts, Merrill Lynch assumed that the tax effects to the Company and the holders of Shares resulting from the transactions contemplated by the ROC Merger Agreement would be immaterial.

                  The summary set forth below does not purport to be a complete description of the analyses performed by Merrill Lynch in arriving at its opinion. The preparation of an adequacy opinion is a complex process and not necessarily susceptible to partial analysis or summary description. Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create a misleading view of the processes underlying the Merrill Lynch opinions as to adequacy and fairness. None of the companies used in the analyses described below for comparative purposes is, of course, identical to the Company. In its analyses, Merrill Lynch made numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's and Merrill Lynch's control. Any estimates contained in Merrill Lynch's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future and such estimates are inherently subject to uncertainty. Merrill Lynch's opinion as to fairness addresses the ownership position in the combined company to be received by the Company's stockholders pursuant to the ROC Merger on the terms set forth in the ROC Merger Agreement based upon the relative contributions of the Company and ROC to the Combined Company and Merrill Lynch did not express any opinion as to prices at which the Shares will trade following the consummation of the ROC Merger or prices which could be obtained for the Shares in a sale of the Company following the consummation of the ROC Merger. In addition, Merrill Lynch's opinion as to fairness does not address the relative


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         merits of the ROC Merger as compared with any other business plan or opportunity that might be presented to the Company, including alternative business combinations with third parties, or the effect of any other arrangement in which the Company might engage; and

               (c) The following is a summary of certain of the financial and comparative analyses which Merrill Lynch and Goldman Sachs presented to the Company's Board on September 17, 1996. The summary includes certain comparative analyses involving hypothetical combinations with ROC or Sun, but neither Merrill Lynch nor Goldman Sachs used such analyses in arriving at their respective opinions, and neither Merrill Lynch nor Goldman Sachs expressed any opinion or view as to the relative merits of the ROC Merger as compared to alternative business transactions, including transactions with MHC or Sun. As noted above, however, each of Merrill Lynch and Goldman Sachs did, however, render an opinion to the effect that the MHC Offer is inadequate.

         Selected Companies Analysis

                  Merrill Lynch and Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples relating to the Company to corresponding financial information, ratios and public market multiples for selected publicly traded companies in the field of manufactured home REITs. The selected companies were ROC, MHC and Sun (the "Selected Companies"). The Selected Companies were chosen because they are publicly-traded companies with operations that, for purposes of the Merrill Lynch and Goldman Sachs analysis, were considered similar to the Company's. The multiples of the Company were calculated using a price of $22.75 per Share, the closing price of the Shares on the NYSE on July 16, 1996 (the last trading day prior to the announcement of the Old ROC Merger Agreement) (the "Chateau July 16 Stock Price"); a price of $23.25 per Share , the closing price of the Shares on the NYSE on August 16, 1996 (the last trading day prior to the announcement of the MHC Offer) (the "Chateau August 16 Stock Price"); and funds from operations ("FFO") per Share of $1.82 for projected 1996 and $1.95 for projected 1997 (each as reported by First Call). With respect to the Company and the Selected Companies, Merrill Lynch and Goldman Sachs considered (A) 1996 and 1997 FFO multiples (based on July 16, 1996 closing market prices and projected 1996 and projected 1997 FFOs as reported by First Call for the Selected Companies) that ranged from (x) 11.5x to 11.8x for the Selected Companies compared to 12.5x for the Chateau July 16 Stock Price and (y) 10.5x to 11.0x for the Selected

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         Companies compared to 11.7x for the Chateau July 16 Stock Price, respectively; (B) 1996 and 1997 FFO multiples (based on August 16, 1996 closing market prices and projected 1996 and projected 1997 FFOs as reported by First Call for the Selected Companies) that ranged from (x) 11.9x to 12.4x for the Selected Companies compared to 12.8x for the Chateau August 16 Stock Price and (y) 11.1x to 11.4x for the Selected Companies compared to 11.9x for the Chateau August 16 Stock Price, respectively; (C) dividend yields as of July 16, 1996 that ranged from 6.8% to 7.3% for the Selected Companies compared to 7.1% for the Chateau July 16 Stock Price; and (D) dividend yields as of August 16, 1996 that ranged from 6.5% to 6.8% for the Selected Companies compared to 7.0% for the Chateau August 16 Stock Price.

         Valuation Analysis

                  Merrill Lynch and Goldman Sachs performed (A) an implied equity valuation (calculated, with respect to each year in the period from 1997 through 2001, as the sum of assumed multiples of projected FFO per share for that year ranging from 11.5x to 12.5x and projected dividends per share through that year, in each case discounted to present value at assumed discount rates ranging from 12.5% to 14.5%),
         (B) a discounted cash flow analysis (calculated as the sum of terminal values per share based on assumed multiples of projected 2001 FFO per share ranging from 11.5x to 12.5x and the projected 1997-2001 five-year stream of Cash Available for Distribution ("CAD") per share (the FFO less normalized recurring capital expenditures), in each case discounted to present value at assumed discount rates ranging from 12.5% to 14.5%), (C) a net asset value summary (calculated by subtracting outstanding debt and other liabilities from gross value (based on projected 1997 net operating income at capitalization rates ranging from 8.50% to 9.50% plus the value of other assets)) and (D) a public market FFO multiple analysis (calculated by multiplying projected 1996 and 1997 FFO per share by public market multiples ranging from 11.5x to 12.5x projected 1996 FFO per share and 10.5x to 11.7x projected 1997 FFO per share in the Standalone Case (as defined below) and 11.9x to 12.8x projected 1996 FFO per share and 11.1x to 11.9x projected 1997 FFO per share in the Combination Cases (as defined below)), in each case using the Company's management projections under the following four scenarios:
         (1) on a standalone basis for the Company (the "Standalone Case"),
         (2) on a combined basis, assuming the combination of the Company and ROC pursuant to which (w) holders of 75% of the OP Units exchange their OP Units for Shares and assign their rights to receive Shares in respect of such Shares pursuant to the Stock Dividend to the other stockholders of the

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         Company, (x) the Stock Dividend is paid, (y) the Chateau Share
         Repurchase Program is completed and (z) each share of ROC common stock is converted into 1.042 Shares (the "ROC Combination Case"),
         (3) on a combined basis, assuming the combination of the Company and MHC pursuant to which each Share and each OP Unit is converted into
         1.15 shares of MHC common stock (the "MHC Combination Case") and (4) on a combined basis assuming the combination of the Company and Sun pursuant to which each Share and each OP Unit is converted into 0.892 shares of Sun common stock (the "Sun Combination Case" and together with the ROC Combination Case and the MHC Combination Case, the "Combination Cases"). The ROC Combination Case did not assume the Chateau Share Issuance; had that case assumed such issuance, certain of the valuations would have been somewhat lower. Under its implied equity valuation, the implied values per Share (rounded to the nearest 0.25) ranged from (i) $21.25 to $24.50 in the Standalone Case, (ii) $24.25 to $29.25 in the ROC Combination Case, (iii) $21.75 to $27.00 in the MHC Combination Case and (iv) $24.25 to $29.75 in the Sun Combination Case. Under its discounted cash flow analysis, the implied values per Share (rounded to the nearest $0.25) ranged from (i) $22.25 to $25.50 in the Standalone Case, (ii) $27.00 o $30.25 in the ROC Combination Case, (iii) $26.00 to $29.75 in the MHC Combination Case and (iv) $28.25 to $32.25 in the Sun Combination Case. Under its net asset value summary, the implied net asset values per Share (rounded to the nearest $0.25) ranged from (i) $19.75 to $23.25 in the Standalone Case, (ii) $22.75 to $25.50 in the ROC Combination Case, (iii) $19.25 to $22.50 in the MHC Combination Case and (iv) $20.50 to $23.75 in the Sun Combination Case. Under its public market FFO multiple analysis, the implied values per Share (rounded to the nearest $0.25) ranged from (i) $20.75 to $22.75 in the Standalone Case, (i) $24.75 to $26.25 in the ROC Combination Case, (iii) $22.25 to $24.25 in the MHC Combination Case and (iv) $25.25 to $27.50 in the Sun Combination Case.

         Selected Transactions Analysis

                  Merrill Lynch and Goldman Sachs reviewed certain information relating to the following 12 pending and consummated selected public transactions in the REIT industry since 1994: the Old ROC Merger; the ROC Merger; the merger contemplated by the Sun Proposal; the Proposed MHC Merger; and transactions between (a) Highwoods Properties, Inc. and Crocker Realty Trust, Inc.; (b) Simon Property Group, Inc. and DeBartolo Realty; (c) Security Capital U.S. Realty and CarrAmerica Realty Corp.; (d) Bradley Real Estate, Inc. and Tucker Properties Corp.; (e) BRE

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         Properties, Inc. and REIT of California; (f) Horizon Outlet Centers,
         Inc. and McArthur/Glen Realty, Inc.; (g) Mid America Apartment Communities, Inc. and America First REIT; and (h) Wellsford Residential Property Trust and Holly Residential Properties, Inc. (collectively, the "Selected Transactions"). Such review indicated that, for the Selected Transactions (excluding proposed transactions relating to the Company), (i) the premium (discount) of the implied offer price to the target stock price on the trading day before the transaction was announced ranged from (0.8%) to 38%, with a mean of 13.1%, compared to a premium of 3.3% over the price of the ROC common stock on the last trading day prior to the announcement of the Old ROC Merger Agreement to be paid by the Company in the ROC Merger and
         (ii) the implied offer price expressed as a multiple of the target's projected FFO per share at the announcement date ranged from 6.6x to 15.5x, with a mean of 10.0x, compared to a multiple of 10.9x the projected 1997 FFO per share of ROC common stock (as reported by First Call) to be paid by the Company in the ROC Merger (based in each case on the effective exchange ratio after giving effect to the Stock Dividend and on the Chateau July 16, 1996 Stock Price).

         Summary of Dilution Analysis

                  Merrill Lynch and Goldman Sachs prepared a summary of dilution analysis of the financial impact of each of the Combination Cases. Assuming an exchange ratio of 1.042x (without taking into account any Stock Dividend or OP Unitholder exchanges), Merrill Lynch and Goldman Sachs compared the projected 1997 FFO per Share to the projected 1997 FFO per Share in each of the Combination Cases. Merrill Lynch and Goldman Sachs, relying on the Company's management assumption that $3.0 million in annual synergies would result in each of the Combination Cases, performed this analysis under the following two scenarios: (a) using closing stock prices as of September 3, 1996 and $11.1 million in transaction costs financed at 7.33% and starting from 1997 FFO projections for the Company, ROC, Sun and MHC as reported by First Call (the "Market Case") and (b) using the ten-day average closing stock prices as of September 13, 1996 and $11.2 million in transaction costs in the ROC Combination Case and $20.4 million in transaction costs in each of the Sun Combination Case and MHC Combination Case (reflecting payment of a break-up fee) financed at 7.0% and using 1997 FFO projections for the Company and for each of the combined companies prepared by the Company management (the "Management Case"). Based on such analyses, (a) in the Market Case,
         (i) the ROC combination Case would result in 5.5% accretion to the Company's stockholders and OP Unitholders; (ii) the Sun

         Combination Case would result in 10.4% accretion to the Company's stockholders and OP Unitholders and (iii) the MHC Combination Case would result in 0.7% accretion to the Company's stockholders and OP Unitholders and (b) in the Management Case, (i) the ROC Combination Case would result in 8.6% accretion to the Company's stockholders and OP Unitholders; (ii) the Sun Combination Case would result in 17.9% accretion to the Company's stockholders and OP Unitholders and (iii) the MHC Combination Case would result in 4.0% accretion to the Company's stockholders and OP Unitholders.

         Impact of Stock Dividend on Exchange Ratio

                  Merrill Lynch and Goldman Sachs analyzed the impact of the Stock Dividend and of the election by OP Unitholders to exchange their OP Units prior to such dividend under the following four scenarios: (a) no OP Unitholders electing to exchange (the "No Exchange Case"), (b) OP Unitholders electing to exchange 60% of the OP Units (the "60% Exchange Case"), (c) OP Unitholders electing to exchange 75% of the OP Units (the "75% Exchange Case") and (d) OP Unitholders electing to exchange 90% of the OP Units (the "90% Exchange Case"). Based on such scenarios, (i) the Stock Dividend to be received by the Company's public stockholders ranged from 3.16% in the No Exchange Case to 6.85% in the 90% Exchange Case; (ii) the implied market value per Share held by public stockholders (based on the September 13, 1996 closing price of the ROC common stock) ranged from $25.02 in the No Exchange Case to $25.91 in the 90% Exchange Case; and (iii) the accretion to the Company's public stockholders in the Management Case ranged from 8.6% in the No Exchange Case to 12.2% in the 90% Exchange Case.

         Contribution Analysis

                  Merrill Lynch and Goldman Sachs reviewed certain historical and estimated future operating and financial information, including, among other things, revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA") and FFO and CAD for each of the Company, ROC, Sun and MHC and the combined entity in each of the Combination Cases based on the Company, ROC, Sun and MHC historical financial information and the Company's management's forecasts for the Company, and the Company and ROC managements' forecasts for the ROC Combination Case and First Call estimates for Sun and MHC. Based on a range of exchange ratios from 1.000 to 1.040 Shares for each share of ROC common stock, the analysis indicated that (a) the Company's stockholders would receive between 53.3% and 54.3% of the total number of shares of the combined entity formed in the ROC Merger and (b) the Company's stockholders would have contributed to that combined entity (i) in 1995 (actual), 54.9% of revenue, 56.7% of EBITDA, 52.7% of FFO and 55.4% of CAD; (ii) in projected 1996, 51.8% of revenue, 54.5% of EBITDA, 53.4% of FFO and 54.9% of CAD; and (iii) in projected 1997, 50.0% of revenue, 52.5% of EBITDA, 51.6% of FFO and 53.3% of CAD. Based on an exchange ratio of 1.15 shares of MHC common stock for each Share, the analysis indicated that (a) the Company's stockholders would receive 39.7% of the total number of shares of the combined entity formed in the MHC Combination Case and (b) the Company's stockholders would have contributed to that combined entity
         (i) in 1995 (actual), 41.1% of revenue, 42.1% of EBITDA, 42.5% of FFO and 44.3% of CAD; (ii ) in projected 1996, 40.3% in revenue, 41.4% of EBITDA, 40.8 of FFO and 42.4% of CAD; and (iii) in projected 1997, 39.8% of revenue, 41.1% of EBITDA, 41.2% of FFO and 43.0% of CAD. Based on an exchange ratio of 0.892 shares of Sun common stock for each Share, the analysis indicated that (a) the Company's stockholders would receive 45.3% of the total number of shares of the combined entity formed in the Sun Combination Case and (b) the Company's stockholders would have contributed to that combined entity
         (i) in 1995 (actual), 58.3% of revenue, 55.5% of EBITDA, 51.8% of FFO and 53.2% of CAD; (ii) in projected 1996, 47.2% of revenue, 43.9% of EBITDA, 42.7% of FFO and 44.1 of CAD; and (iii) in projected 1997, 44.7% of revenue, 42.0% of EBITDA, 42.4% of FFO and 43.8% of CAD.

         Analysis of Exchange Ratios

                  Merrill Lynch and Goldman Sachs compared the exchange ratio in the Combination Cases with the historical ratios of the daily market prices of (x) the Shares and the ROC common stock, (y) the Shares and the MHC common stock and (z) the Shares and the Sun common stock for the last twelve months leading up to September 13, 1996, which ranged from .88 to 1.11; 1.152 to 1.425; and .810 to .956, respectively.

2.       ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         Item 7 is hereby amended by adding to the end thereof the following:

                  Certain Other Transactions and Agreements

                  Among other things, in order to facilitate the completion of the ROC Merger and the qualification of the ROC Merger and the OP Unit Exchange for treatment pursuant to Section 351 of the Code, certain other transactions (the "Other Transactions") affecting the capital stock of the Company and ROC have been, or will be, effected on or prior to the effective time ("Effective Time") of the ROC Merger. Such Other Transactions, which are summarized below, would not have been effected in the absence of the ROC Merger and the MHC Offer. The ROC Merger and the Other Transactions, if successfully completed, could have the effect of preventing the consummation of the MHC Offer.

                  o Between October 14 and October 16, 1996, ROC purchased 350,000 Shares in open market or negotiated transactions, which Shares will be voted in favor of the Chateau Proposals (as defined) and will be cancelled if the ROC Merger is consummated.

                  o In addition, between October 25 and October 28, 1996, the Company repurchased in open market or negotiated transactions effected on the New York Stock Exchange 450,000 Shares, and, following the special meeting (the "ROC Special Meeting) of ROC stockholders to vote on the ROC Merger (the "ROC Proposal") and on or prior to the completion of the ROC Merger, the Company may repurchase up to an additional 1,000,000 Shares in the open market, in negotiated transactions or pursuant to a tender offer (such repurchases being referred to together herein as the "Chateau Share Repurchase Program"). All Shares purchased in the Chateau Share Repurchase Program will be cancelled prior to the ROC Merger. However, the additional Shares that would have been issuable to stockholders of the Company pursuant to the Stock Dividend with respect to the Shares repurchased pursuant to the Chateau Share Repurchase Program will be allocated among the remaining stockholders of record of the Company as of the record date for the Stock Dividend.

                  o In connection with and as an integral part of the ROC Merger, it is expected that certain limited partners of CP who hold OP Units (such holders being referred to herein as the "Exchanging OP Unitholders") will enter into an agreement with the Company, CP and ROC (the "Chateau Securityholder Agreement") pursuant to which they will agree that, subject to the satisfaction of certain conditions described below, they will exercise rights the Exchanging OP Unitholders currently hold to exchange all or a portion of their OP Units for the same number of Shares on or prior to the record date (the "Chateau Record Date") for the special meeting (the "Chateau Special Meeting") of stockholders of the Company to vote on the issuance of Shares in the ROC Merger (the "Chateau Proposal"), and, in certain cases, contemporaneously with the closing of the ROC Merger, to exchange additional OP Units for the same number of Shares. The first phase of the OP Unit Exchange is expected to occur within one or two days following the ROC Special Meeting. The obligations of the Exchanging OP

         Unitholders to consummate the OP Unit Exchange, as contemplated by the Chateau Securityholder Agreement, are expected to be conditioned on the following: (i) the approval of the ROC Merger by holders of two-thirds of the outstanding shares of ROC common stock (the "ROC Stockholder Approval"); (ii) the receipt by the Exchanging OP Unitholders of an opinion of counsel to the effect that the ROC Merger and the transfer of OP Units by the Exchanging OP Unitholders in the OP Unit Exchange together qualify as tax-free transfers by the stockholders of ROC and partially tax-deferred transfers of property by the Exchanging OP Unitholders to the Company in exchange for Shares qualifying for treatment pursuant to Section 351 of the Code; and (iii) the Exchanging OP Unitholders being reasonably satisfied that, upon completion of the ROC Merger and the Other Transactions, such Exchanging OP Unitholders, together with the ROC stockholders and other transferors, will, based on the number of Shares expected to be outstanding at the Effective Time, together constitute at least 80% of the outstanding Shares. Based on the number of Shares currently outstanding, as adjusted for Shares expected to be issued to ROC stockholders in the ROC Merger, to be issued to the OP Unitholders in the OP Unit Exchange and to be issued in the Chateau Share Issuance (as defined) and expected to be repurchased by the Company in the Chateau Share Repurchase Program, the Company expects that the 80% test specified in (iii) above will be satisfied. If for, any reason such 80% test cannot be satisfied, it is not expected that the ROC Merger could be consummated as currently structured.

                  o In connection with the OP Unit Exchange, the Company will sell after the Chateau Record Date up to an aggregate of approximately 1,450,000 Shares (such amount will be reduced if any to the extent certain OP Unitholders purchase shares of ROC common stock as described below) to Exchanging OP Unitholders at an average price per Share of not less than the greater of the average price per Share paid in the Chateau Share Repurchase Program or the fair market value of the Shares as of the sale date determined in good faith by the Company's Board (the "Chateau Share Issuance"). Because the Shares to be issued in the Chateau Share Issuance will be issued after the Chateau Record Date, none of these Shares will be voted on the Chateau Proposals. At the Chateau Special Meeting, holders of Shares will be asked to consider and vote upon the Chateau Share Issuance (the "Chateau Share Issuance Proposal" and together with the Chateau Proposal, the "Chateau Proposals"). Each of the Chateau Proposals requires the affirmative vote of the holders of a majority of the Shares voting at the Chateau Special Meeting (provided the total vote cast represents over 50% of the outstanding Shares).

                  o Four of the OP Unitholders, John A. Boll, Edward R. Allen,
         C. G. Kellogg and J. Peter Ministrelli, have indicated that they intend to exchange a substantial portion of the OP Units they own and that they may purchase, depending in part on the number of Shares issued in the Chateau Share Issuance, up to an aggregate of 850,000 shares of ROC common stock in open market transactions prior to the record date (the "ROC Record Date") for the ROC stockholder vote on the ROC Proposal. In the event that such shares are purchased, these individuals are expected to vote such shares of ROC common stock in favor of the ROC Proposal. The purchase of these shares will permit such Exchanging OP Unitholders to defer all or a portion of the taxable gain which would otherwise be recognized by such Exchanging OP Unitholders by virtue of the OP Unit Exchange.

                  In addition, in connection with the consummation of the ROC Merger, certain additional agreements will be entered into and performed and other actions will be taken by the parties, as follows:

                  o Pursuant to the Contribution Agreement among ROC, Redwood Acquisition Corp., a Maryland corporation and a wholly-owned subsidiary of ROC ("RAC"), the Company and CP (the "Contribution Agreement"), substantially all of the assets, subject to liabilities, held directly by ROC and RAC will be transferred to CP. In addition, ROCF, Inc., a Maryland corporation which functions as ROC's financing subsidiary (ROCF"), will be merged with a newly organized Delaware financing limited partnership subsidiary of CP to be known as CCF, L.P. (the "Financing Partnership"). In exchange for such contributions and in connection with the ROCF merger, ROC will receive that number of OP Units equal to the number of Shares issued to the ROC stockholders pursuant to the ROC Merger, reduced by such number of OP Units, which shall be determined in good faith by the Board of Directors of the Company after the consummation of the ROC Merger (the "Combined Company"), having a fair market value equal to the value of the 1% general partner interest in the Financing Partnership, which interest shall be issued to a wholly owned subsidiary of ROC. The assets, subject to liabilities, currently held by the Company through CP will continue to be held by CP.

                  o The Amended and Restated Operating Partnership Agreement of CP will be further amended and restated to, among other matters, provide that ROC will be admitted as an additional general partner of CP.

                  o A new Registration Rights Agreement (the "New Registration Rights Agreement") will be executed, at or prior to the Effective Time, between the Company and certain former stockholders of ROC pursuant to which the Company will grant registration rights with respect to certain Shares.
                                     -16-

                  o Effective at the Effective Time, the By-Laws of the Company will be amended to create the By-Laws of the Combined Company. The amendment will provide for the initial grouping of directors of the Combined Company into two groups, each of which is expected to consist of existing directors of ROC and the Company, respectively, immediately following the Effective Time, as well as for the creation of a third group of directors upon the addition of an additional independent director to the Board beginning with the 1997 annual meeting of stockholders of the Combined Company. Each group of directors will be responsible for initiating Board nominations for directors within such group of the Combined Company following the ROC Merger, but will not have any other duties as a group. The amendments will also fix the size of the Board and specify the procedures for the nomination of directors by the Board as well as certain other related matters. Following the ROC Merger, the Board will continue to be divided into three classes, with terms of each such class expiring in successive years.

                  o Three of the Exchanging OP Unitholders, John A. Boll, Edward R. Allen and C.G. Kellogg, have agreed with Gary P. McDaniel, the Chairman of the Board of ROC, that, for a period of three years following the Effective Time of the ROC Merger, they will vote all Shares held by them in favor of the election as directors of the nominees selected by the Group B Nominating Committee of the Company's Board.

                  Certain Effects of the Provisions of the Merger Agreement and the Other Transactions

                  The provisions of the Merger Agreement which require the payment of certain break-up fees and allow the exercise of the option granted pursuant to the ROC Option Agreement in circumstances relating to the acceptance by the Company's Board of certain Superior Competing Transactions (as defined in the Merger Agreement), as well as certain provisions contained in Maryland law and in the Articles and By-Laws of the Company, could have the effect of discouraging or increasing the difficulty of consummating unsolicited acquisition proposals involving the Company, even if holders representing a majority of the outstanding Shares considered such alternative transactions to be advantageous. However, the Company does not believe these provisions of the ROC Merger Agreement or the ROC Option Agreement should deter any acquisition proposals. In that regard, the Company notes that the MHC Offer is not conditioned on the non-payment of the break-up fees contemplated by the ROC Merger Agreement or the non-exercise of the option under the ROC Option Agreement.

                  John A. Boll, Chairman of the Company's Board, C.G. Kellogg, the Company's President and Chief Executive Officer, and a director of the Company, and Tamara D.

         Fischer, the Company's Chief Financial Officer (the "Chateau Principals"), have executed proxies (as amended,the "Chateau
         Principal Proxies") granting to ROC the full power to vote all Shares held by them in favor of the Chateau Proposals and against any proposal made in opposition to or in competition with the Chateau Proposals. In addition, certain other officers and directors of the Company have expressed to ROC an intention to vote all Shares held by them as of the Chateau Record Date in favor of the Chateau Proposals. Further, the Exchanging OP Unitholders,who include Messrs. Boll and Kellogg, will agree with ROC pursuant to the Chateau Securityholder Agreement to the effect that, subject to the approval by the ROC stockholders of the ROC Proposal and certain other conditions described above, they will exchange OP Units for Shares.OP Unitholders who exchange their OP Units for Shares on or prior to the Chateau Record Date will be entitled to vote at the Chateau Special Meeting and they are expected to vote in favor of the Chateau Proposals because they would be subject to significant tax liability as a result of the exchange of their OP Units if the ROC Merger does not occur. Further, ROC has purchased 350,000 Shares and has agreed with the Company to vote all such Shares in favor of the Chateau Proposals and against any proposal made in opposition to or in competition with the Chateau Proposals. AFTER GIVING EFFECT TO THE OP UNIT EXCHANGE AND THE 450,000 SHARES PURCHASED TO DATE BY THE COMPANY IN THE CHATEAU SHARE REPURCHASE PROGRAM, IT IS ANTICIPATED THAT, AS OF THE CHATEAU RECORD DATE, THE CHATEAU PRINCIPALS, THE OTHER EXCHANGING OP UNITHOLDERS AND THE OTHER STOCKHOLDERS OF THE COMPANY WHO WILL HAVE EXPRESSED AN INTENT TO VOTE IN FAVOR OF THE ROC MERGER, COMBINED WITH THE SHARES EXPECTED TO BE HELD BY ROC, ARE EXPECTED TO REPRESENT A MAJORITY OF THE SHARES OUTSTANDING ON THE CHATEAU RECORD DATE. THE CHATEAU PRINCIPALS, OTHER EXCHANGING OP UNITHOLDERS AND SUCH OTHER STOCKHOLDERS OF THE COMPANY THEREFORE ARE EXPECTED TO HAVE SUFFICIENT VOTING POWER TO APPROVE THE CHATEAU PROPOSALS, REGARDLESS OF THE
         VOTES OF OTHER STOCKHOLDERS OF THE COMPANY. Until the OP Unit
         Exchange (the first phase of which is expected to occur within one or two days following the ROC Special Meeting), the ROC Merger will remain subject to a number of conditions and the right of the Board of Directors of the Company to terminate the Merger Agreement in connection with its acceptance of certain Superior Competing Transactions, including a sale of the Company, if required by the Board's exercise of its fiduciary duties. If the Merger Agreement is terminated, the OP Unit Exchange and the Chateau Share Issuance will not occur. In addition, following consummation of the ROC Merger, the Board of Directors of the Combined Company will not be subject to any limitations regarding its ability to consider and respond to any acquisition proposals. Further, after the Chateau

         Record Date and prior to the Effective Time, the Chateau Principals, other Exchanging OP Unitholders, the other individuals described above and ROC could, by refusing to tender Shares to MHC in the MHC Offer, prevent the consummation of the MHC Offer.

                  Distribution Policy

                  The Company currently pays a regular quarterly distribution of $.405 per Share (which, annualized, equals $1.62 per Share).

                  Distributions by the Combined Company following the ROC Merger will be at the discretion of the Board of Directors of the Combined Company and will depend on the Combined Company's actual cash available for distribution, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors of the Combined Company (the "Combined Company Board") deems relevant. However, the Combined Company initially intends to pay regular quarterly distributions of $.405 per share. Management of the Company believes that there will be sufficient cash available to make such distributions. Assuming the Combined Company makes regularly quarterly distributions at the rate of $.405 per share, each stockholder of ROC would be entitled to receive a quarterly distribution equivalent to $.422 per share of ROC common stock (based on an exchange ratio of 1.042 to one) and each stockholder of the Company as of the Chateau Record Date will be entitled to receive a quarterly distribution equivalent to $.432 per Share (after giving effect to the Stock Dividend and the assignment by the Exchanging OP Unitholders of their dividend Shares to the other stockholders of the Company).

                  The Combined Company anticipates that cash available for distribution will exceed taxable income due to non-cash expenses, primarily depreciation and amortization, to be incurred by the Combined Company. Distributions by the Combined Company to the extent of its current or accumulated earnings and profits for federal income tax purposes, other than capital gain dividends, will be taxable to stockholders as ordinary dividend income. Any dividends designated by the Combined Company as capital gain dividends generally will give rise to capital gain for stockholders. Distributions in excess of the Combined Company's current or accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of a stockholder's tax basis in its Shares, and thereafter as capital gain. Distributions treated as non-taxable return of capital will have the effect of deferring taxation on such amount until the sale of a stockholders' Shares or until such distributions in the aggregate exceed the stockholder's basis in the Shares. Management of the Company believes that, absent the ROC Merger, approximately 33% to 35% of its distributions for 1997 would be treated as a non-taxable return of capital. Management of the Company and ROC believe that following the ROC Merger approximately 31% to 34% of distributions by the Combined Company expected to be made for 1997 will be treated as a non-taxable return of capital, the same percentage as under the Old ROC Merger Agreement (which did not involve any OP Unit Exchange).

                  In order to maintain its qualification as a REIT, the Combined Company will be required to make annual distributions to its stockholders in an amount equal to at least 95% of its taxable income (excluding net capital gains). In the event that cash available for distribution is insufficient to meet these distribution requirements, the Combined Company could be required to borrow the amount of the deficiency or sell assets to obtain the cash necessary to make the distribution required to retain REIT status.

                  Benefits of the ROC Merger and the Other Transactions to the Principals of the Company.

                  In considering the recommendation of the Company's Board, stockholders should be aware that certain members of the Board of Directors of the Company have certain interests in the ROC Merger and the Other Transactions that are in addition to the interests of the stockholders of the Company generally. Upon consummation of the Merger, C.G. Kellogg, the Company's current Chief Executive Officer and President, will serve the Combined Company as President and, in recognition of the increased size of the Combined Company and the changing nature of his responsibilities, Mr. Kellogg will be employed by the Combined Company pursuant to a new employment agreement at a higher level of compensation than is currently the case, including a base annual salary of $225,000, compared to $185,000 under his current employment agreement. Tamara D. Fischer, currently an officer of the Company, will be employed by the Combined Company pursuant to a new employment agreement to be effective at the Effective Time, also at a higher level of compensation, including a base annual salary of $175,000, compared to $120,000 under her current employment agreement. In addition, all outstanding stock options under the Plan will become vested and immediately exercisable upon or immediately prior to completion of the ROC Merger.

                  The Exchanging OP Unitholders, who will include three directors of the Company, John A. Boll, Edward R. Allen and C.G. Kellogg, intend to agree, subject to certain conditions, to exercise rights they currently hold to exchange a substantial portion of the OP Units they own for the same number of Shares. Because such rights are being exercised in connection with the ROC Merger, the exchange of their OP Units will qualify as transfers of property pursuant to

         Section 351 of the Code. Pursuant to Code Section 351, no gain or loss will be recognized by the Exchanging OP Unitholders upon the exchange of OP Units for Shares pursuant to the OP Unit Exchange, except to the extent provided in Section 357(c) of the Code. For a description of this gain and the amount of the gain not recognized by Messrs. Boll, Allen and Kellogg, see "Federal Income Tax Consequences
         - Additional Tax Consequences of the ROC Merger and the OP Unit Exchange."

                  If stockholders of the Combined Company were to sell Shares prior to any such sale of properties (or after such sale if a capital gain dividend was not designated with respect to taxable gain resulting from such sale), the OP Unit Exchange would have no impact on the amount of gain or loss to be recognized by such stockholder upon such sale. If such gain is taxable to the stockholders of the Combined Company (because the Combined Company has designated all or a portion of a dividend paid with respect to Common Stock as a capital gain dividend), then to the extent that such dividend would have, absent such designation, been a tax free return of capital, it would have the effect of accelerating recognition of a capital gain which would otherwise not have been recognized by such stockholders until a later disposition of the shares of the Combined Company. This effect results because the portion of the dividend which would have been a tax free return of capital (absent such designation) would have reduced the tax basis of the shares and would therefore be taxed as a capital gain upon a later sale of such shares. Similarly, no additional tax would be triggered upon a future tax-free merger of the Combined Company.

                  Further, most Exchanging OP Unitholders will have a zero tax basis in the Shares which they receive in the OP Unit Exchange. Therefore, upon a later taxable sale of such Common Stock, such Exchanging OP Unitholders will at that time recognize the taxable gain which was deferred upon the OP Unit Exchange under Section 351 of the Code.

                  Following the ROC Merger, it is expected that the Combined Company will focus on expanding the size of its manufactured housing community portfolio through acquisitions, expansions and selective new community development. It is not expected that the Combined Company will seek to sell any of its properties, although strategic property dispositions of a limited nature may be undertaken in the future in certain circumstances. If, contrary to the business plan of the Combined Company and current expectations, property sales do occur (and such sales are made from existing Company properties), one effect of the application of Section 351 of the Code to the OP Unit Exchange will be that the taxable gain deferred under Section 351 would be recognized by the Combined Company (or by all of its stockholders, including the Exchanging OP Unitholders) and the non-exchanging OP Unitholders rather than by the Exchanging OP Unitholders (if , the OP Unit Exchange did not occur). Management of the Company estimate that if the OP Unit Exchange did not occur, but following the ROC Merger the Combined Company proceeded to liquidate the entire portfolio of existing Company properties, the taxable gain that would be recognized by the Exchanging OP Unitholders with respect to the OP Units exchanged would have amounted to an estimated $151 million. As stockholders of the Combined Company, the Exchanging OP Unitholders will, however, bear a portion of the potential gain upon any sale of the Combined Company's properties, including those transferred to the Combined Company by ROC, in accordance with their percentage interests as stockholders in the Combined Company at such time. In this regard, there is an estimated $105 million of potential taxable gain attributed to properties currently owned by ROC and transferred to the Combined Company (relating to property appreciation in the period after ROC's initial public offering). The foregoing is in addition to an estimated $31 million of potential taxable gain attributed to properties currently owned by the Company (relating to property appreciation in the period after the Company's initial public offering). Management of the Company estimate that the amount of potential additional taxable gain attributable to the OP Unit Exchange that could possibly be realized upon a taxable disposition of all the properties to be owned by the Combined Company (other than the portion of such gain attributable to and retained by the Exchanging OP Unitholders through their ownership interest in the Combined Company) to be approximately $68 million, unless CP terminates for federal income tax purposes under Section 708 of the Code, in which case the basis of CP's assets will be increased resulting in a reduction of the amount of such potential additional taxable gain by approximately $46 million, to $22 million. Of such $68 million in potential additional taxable gain, approximately $26.8 million, $3.2 million and $0.4 million are attributable to OP Units to be exchanged by Messrs. Boll, Allen and Kellogg, respectively (in each case assuming exchange at 75% of such person's OP Units). No other directors of the Company hold OP Units. The other officers of the Company, who together hold an aggregate of 1,756 OP Units, will not participate in the OP Unit Exchange.

                  Federal Income Tax Consequences

                  The following discussion describes the material federal income tax consequences applicable to holders of Shares and shares of ROC common stock that are expected to result from the ROC Merger and the Other Transactions. This discussion assumes that each holder holds its Shares or shares of ROC common stock as a capital asset and does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws, nor does it discuss any state, local or foreign tax considerations. ACCORDINGLY, CHATEAU STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE ROC MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE ROC MERGER.

                  The following discussion is based on the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. There can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the ROC Merger to the Company's stockholders and ROC stockholders.

                  The ROC Merger

                  The ROC Merger, when taken together with the Other Transactions, each of which is an integral part of the ROC Merger, is expected to be treated as a transfer by the ROC stockholders of their ROC common stock for Shares qualifying for treatment under Section 351 of the Code. Counsel to ROC, and counsel to the Company (collectively "Counsel") will issue opinions at the closing of the ROC Merger to the effect that the ROC Merger will be treated for federal income tax purposes as a transfer by the ROC stockholders of their shares of ROC common stock to the Company in exchange for Shares under Section 351 of the Code. Stockholders should be aware that an opinion of counsel merely represents counsel's judgment with respect to the probable outcome on the merits and is not binding on the IRS or the courts and that the parties have not requested an advance ruling from the IRS with respect to the tax consequences of the ROC Merger.

                  Counsel's opinion will be based on certificates and agreements of ROC and the Exchanging OP Unitholders upon the facts described herein and in the Joint Proxy Statement/Prospectus of the Company and ROC relating to the Company and ROC stockholder votes on the ROC Merger, and certain representations made in writing to such counsel by the management and representatives of the Company and ROC. Such opinion will also be based upon a conclusion that the transaction will not be treated as a transfer to an investment company under Section 351(e) of the Code. However, neither the courts nor the IRS has ruled on the application of Section 351(e) in connection with an exchange of partnership units for shares of a REIT or the exchange of shares of one REIT for another. While Counsel believes that the ROC Merger, when taken together with the Other Transactions, will be tax-free to the ROC stockholders under Section 351 of the Code, there can be no assurance that the IRS will agree with this conclusion.

                  Section 351 of the Code provides that no gain or loss is recognized if property is transferred by one or more persons to a corporation solely in exchange for stock of such corporation and immediately after such exchange the transferors own at least 80% of the corporation's voting stock and 80% of all other classes of the corporation's stock. When a transaction involves more than one transferor of property, the transaction can qualify under Section 351 if the transferors as a group satisfy the 80% control test immediately after the exchange. Although simultaneous transfers are not required, two or more transferors can be aggregated for purposes of determining control if their transfers are part of a single integrated transaction.

                  In the ROC Merger, a transitory subsidiary of the Company ("RSub"), will be merged into ROC with the ROC stockholders receiving Shares and the Company receiving ROC common stock. Pursuant to the Chateau Securityholder Agreement, the Exchanging OP Unitholders will, subject to the satisfaction of certain conditions described below, act with ROC and the ROC stockholders to exercise rights such Exchanging OP Unitholders currently hold to exchange OP Units for the same number of Shares.

                  A transitory subsidiary created solely to effect a merger is disregarded for federal income tax purposes. The merger of RSub into ROC will be characterized as the transfer by the ROC stockholders of their ROC common stock to the Company in exchange for Shares. If only the ROC Merger were considered, the ROC stockholders would not own 80% or more of the Company. However, for purposes of the 80% control test of Section 351 of the Code, the Shares received by the Exchanging OP Unitholders in the OP Unit Exchange and in the Chateau Share Issuance, and by the ROC stockholders in the ROC Merger, should be aggregated to satisfy the 80% test. If the IRS decided that the OP Unit Exchange did not qualify for treatment under Section 351, it is not clear whether the Exchanging OP Unitholders will be considered part of the transferor group for purposes of testing the ROC Merger under Section 351.

                  The ROC Merger may also comply with the statutory requirements of a tax-free reorganization under Section 368 of the Code. However, a tax-free reorganization requires that there be a continuity of interest on the part of the historic owners of the acquired corporation. Thus, for the ROC Merger to satisfy the continuity of interest requirement, ROC stockholders must receive as consideration for their ROC common stock a sufficiently direct interest in ROC's former assets. In accordance with the terms of the Contribution Agreement, ROC and RAC will, at the Effective Time, transfer all of their assets to CP in exchange for a general partner interest therein represented by OP Units. In addition, ROCF will be merged with the Financing Partnership and ROC will receive additional OP Units as a General Partner of CP. The IRS has taken the position that if, following a reorganization, the acquired corporation transfers substantially all of its assets to a partnership, the reorganization will not qualify as a tax-free reorganization because the acquired corporation's stockholders do not maintain a sufficiently direct interest in the acquired corporation's assets. This position is based on two Supreme Court decisions which dealt with transfers to subsidiary corporations. The conclusions reached in these decisions were overturned by subsequent changes to the Code and it is unclear whether these cases would apply to a contribution to a partnership. While substantial arguments exist that the transfer by ROC and RAC of their assets to CP and by ROCF to the Financing Partnership should not cause the ROC Merger to violate the continuity of interest requirement, it is unclear whether or not a court would agree if the issue were to be litigated.

                  Tax Consequences of the ROC Merger

                  Assuming that the ROC Merger qualifies as a Code Section 351 exchange, the material federal income tax consequences of the ROC Merger will be as follows:

                  (i) The ROC Merger will not result in the recognition of gain or loss to the Company's stockholders with respect to such exchange.

                 (ii) The exchange in the ROC Merger of ROC common stock for Shares will not result in the recognition of gain or loss to ROC stockholders with respect to such exchange, except as described in
         (iii) below.

                (iii) Each stockholder of ROC who receives cash proceeds in lieu of fractional interests in Shares will recognize gain equal to the lesser of (A) the amount of such proceeds and (B) the difference between such ROC stockholder's basis in the ROC common stock exchanged and the fair market value, at the Effective Time, of the Shares and cash received in exchange therefor. Any such gain recognized as described in this paragraph will constitute capital gain if such stockholder's shares of ROC common stock were held as a capital asset at the Effective Time.

                 (iv) The tax basis of the Shares (including fractional share interests for which cash is ultimately received) received by a ROC stockholder will be equal to the tax basis of the shares of ROC common stock exchanged therefor, decreased by the amount of cash received by such stockholder, and increased by the amount of gain (if any) recognized by such stockholder in the ROC Merger.

                  (v) A stockholder's holding period with respect to the Shares received in the ROC Merger will include the holding period of the ROC common stock exchanged in the ROC Merger if such ROC common stock was held as a capital asset at the Effective Time.

                 (vi) No gain or loss will be recognized by ROC, the Company or RSub as a result of the ROC Merger.

                  If the ROC Merger is not an exchange under Section 351 of the Code or a reorganization under Section 368 of the Code, then each ROC stockholder will recognize gain or loss with respect to its shares of ROC common stock equal to the difference between such stockholder's basis in its shares and the fair market value, as of the Effective Time, of the Shares and cash received in exchange therefor. Such gain will be long-term if the ROC common stock was held by such stockholder for more than one year. In such event, a ROC stockholder's aggregate basis in any Shares received will equal its fair market value, as of the Effective Time, and the stockholder's holding period for such stock will begin the day after the Effective Day.

                  Additional Tax Consequences of the ROC Merger and the OP Unit Exchange

                  The ROC Merger and the OP Unit Exchange when taken together with certain other related transactions are expected to be treated as a transfer of shares of ROC common stock and OP Units to the Company for Shares qualifying for treatment under Section 351 of the Code. Management of the Company do not anticipate that this Section 351 structure will result in any material adverse tax consequences for the Combined Company or its stockholders following the ROC Merger. This conclusion still obtains even though, as a result of this
         Section 351 structure, the Combined Company will take, as its tax basis, the tax basis of the OP Units which such OP Units had in the hands of the Exchanging OP Unitholders immediately prior to the OP Unit Exchange, increased by the amount, if any, of gain recognized by the Exchanging OP Unitholders upon such transfer. The Combined Company and CP will also carry over the tax basis of ROC's properties immediately prior to the Effective Time. Thus, the Combined Company will have a tax basis in ROC's properties and the properties owned by CP, attributable to the OP Units exchanged by the Exchanging OP Unitholders pursuant to the OP Unit Exchange, determined by reference to historical cost rather than the fair market value of such properties. Consequently, in the event of a sale of such properties

         (or any individual property), gain would be recognized to the extent of such difference, and taxed to either the Combined Company or the persons who are then stockholders of the Combined Company, including the Exchanging OP Unitholders, in accordance with the rules applicable to the taxation of a REIT and its stockholders. It is the intention of the Combined Company to designate dividends paid as capital gains dividends to the extent practicable such that the Combined Company will not pay capital gains tax. To the extent that such gain is taxable to the stockholders of the Combined Company, it would have the effect of decreasing the portion of the Combined Company's dividend which would otherwise be treated as a tax-free return of capital (and which would reduce the tax basis of a stockholder's shares), thus resulting in less taxable gain (or greater taxable loss) upon a later sale by such stockholders of the shares of the Combined Company. Therefore, the potential impact to the stockholders of the Combined Company would be to accelerate the timing of the recognition of gain which such stockholders would otherwise have and would not result in a transfer of a permanent tax cost. Also, a higher portion of distributions to stockholders attributable to operating income will be taxed as dividends than would have occurred had the Company purchased the interests of the Exchanging OP Unitholders in CP and ROC's properties at their respective fair market values.

                  It is estimated that the amount of potential additional taxable gain attributable to the OP Unit Exchange that could possibly be realized upon a taxable disposition of all of the properties to be owned by the Combined Company (other than the portion of such gain attributable to and retained by the Exchanging OP Unitholders through their ownership interest in the Combined Company) to be approximately $68 million, unless CP terminates for federal income tax purposes under Section 708 of the Code, in which case the basis of CP's assets will be increased resulting in a reduction of the amount of such potential additional taxable gain by approximately $46 million, to $22 million. Assuming a 28% capital gains tax rate for federal income tax purposes, the tax on such potential gain would either be $19 million or $6 million (depending on whether or not there is a partnership termination). The $68 million estimate is based on the assumption that the potential additional gain attributable to the OP Unit Exchange alone is $151 million. Since the Exchanging OP Unitholders will, as a result of the OP Unit Exchange, become stockholders of the Combined Company, they will continue to bear a portion of the potential gain upon any sale of the Combined Company's properties, including those transferred to the Combined Company by ROC, in accordance with their percentage interests as stockholders in the Combined Company (estimated to be 29%) at such time. Of such $68 million in potential additional taxable gain, $26.8 million, $3.2 million and $0.4 million are attributable to OP Units to be exchanged by Messrs. Boll, Allen and Kellogg, respectively (in each case assuming exchange of 75% of such person's OP Units). No other directors of the Company hold OP Units. The other officers of the Company, who together hold an aggregate of 1,756 OP Units, will not participate in the OP Unit Exchange. In this regard, an estimated $105 million of potential taxable gain is attributable to properties currently owned by ROC (relating to property appreciation in the period after ROC's initial public offering) and an estimated additional $31 million of taxable gain is attributable to properties currently owned by the Company (relating to property appreciation in the period after the Company's initial public offering).

                  A partnership terminates for income tax purposes if there is a sale or exchange of 50% or more of the total interest in partnership capital and profits within a 12-month period. It is possible that the OP Unit Exchange, in combination with other transfers of OP Units made within 12 months of the Effective Date, will result in a termination of CP. Under existing regulations, in the event of a termination, CP's tax year would close and CP would be treated for income tax purposes as if it had made a liquidating distribution of its assets to its partners, followed by a recontribution of the assets to a "new" partnership. As a result, the tax basis of the assets of CP would be increased by approximately $65 million. Although a new depreciation recovery period would begin on such date, management believes that CP's annual depreciation deductions would be substantially increased and CP would have lesser taxable income (or greater tax loss) than if no tax termination occurred (with a corresponding increase in the portion of the dividends of the Combined Company which will be treated as a return of capital). Regulations have been proposed which if adopted prior to the completion of the Other Transactions, would not adjust the tax basis of CP's assets or change their depreciation deductions. The Company does not represent, however, that a tax termination will result from the ROC Merger and its related transactions or from future direct or indirect transfers of OP Units to or by the Company or ROC.

                  Additional Tax Consequences of Waiver of the Company Stock Dividend by Exchanging OP Unitholders

                  In connection with the ROC Merger, the Company will declare a stock dividend for each Share of outstanding and an equivalent dividend for each OP Unit outstanding payable upon consummation of the ROC Merger. Pursuant to the Chateau Securityholder Agreement, the Exchanging OP Unitholders will waive the Shares that they would otherwise receive from the Company as a result of the Stock Dividend and such Shares will be reallocated to the other stockholders of the Company. It is not clear whether the stockholders of the Company must include into income the fair market value of the Shares received pursuant to the waiver by the Exchanging OP Unitholders. Council to the Company will opine at the closing of the ROC Merger that it is more likely than not that the receipt of Shares by the stockholders of the Company as a result of this waiver by the Exchanging OP Unitholders will not result in income to such stockholders of the Company. Stockholders of the Company should be aware that an opinion of counsel merely represents counsel's judgment with respect to the likely outcome on the merits and is not binding on the IRS or the courts and that the Company has not requested an advance ruling from the IRS with respect to the tax consequences of the waiver of the Stock Dividend.


3.       ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The Excess Share Provisions under the Company's Articles subsection of Item 8 is hereby amended by adding to the end thereof the following paragraph:

                  The provisions of Article VI of the Company's Articles may discourage a change of control of the Company and may also (i) deter tender offers for the Shares, which offers may be advantageous to stockholders, and (ii) limit the opportunity for stockholders to receive a premium for their Shares that might otherwise exist if an investor were attempting to assemble a block of Shares in excess of 7% of the outstanding Shares or otherwise attempting to effect a change of control of the Company.

                                   SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             By:       /s/  C.G. Kellogg
                                     -----------------------
                             Name:     C.G. Kellogg
                             Title:  President and Chief Executive Officer

Dated:  December 6, 1996